P.E. 1/23/02

02017028

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

RECEIVED FEB 21 2002

FORM 6-K

Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16
Under the Securities Exchange Act of 1934

For January 22, 2002

Atna Resources Ltd.
(Form 20F, File No. 0-29336)

#1550 - 409 Granville Street
Vancouver, B.C.
Canada V6C 1T2

(Address of principal executive Offices)

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

By [signature]

Date: January 22, 2002.

ATNA
RESOURCES LTD.

ATNA SUPPORTS VALERIE GOOD CORPORATE GOVERNANCE

Vancouver, B.C. (January 21, 2002) - Atna Resources Ltd. (ATN:TSE) today reconfirmed its support of Valerie Good Corporate Governance, a partnership formed to restore good corporate governance and create value for shareholders of Valerie Gold Resources Ltd. (CDNX:VLG).

Atna is deeply concerned about Frank Lang's conflicts of interest and the mismanagement, poor corporate governance and excessive overhead costs of Valerie. We believe all shareholders who closely examine management's activities will share our concern that Valerie's current board is not conducting the Company's business in the best interest of all shareholders.

"As one of the largest shareholders in Valerie we have taken these steps to salvage our investment in Valerie from the continued erosion we've experienced under the current board and management, " said David Watkins, President and CEO of Atna. "I will be one of six independent directors, that, if elected, will work to get Valerie back on track with responsible governance and the right management team to invest Valerie's resources wisely."

Atna encourages all Valerie shareholders to take action by faxing back the **YELLOW** proxy before the proxy voting deadline of 9:00 AM PST /12 noon EST on January 28, 2002.

Shareholders may vote their **YELLOW** proxy even if they have previously submitted proxies in support of management.

Shareholders should call 1-800-890-1037 (GEORGESON SHAREHOLDER) if they have any questions, or require any assistance in voting their shares.

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For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com